SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                            Electric Fuel Corporation
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                                (Name of Issuer)

                          Common Stock $0.01 Par Value
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                         (Title of Class of Securities)

                                   284871-10-0
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                                 (CUSIP Number)

      Steven M. Plon, Esquire, Buchanan Ingersoll Professional Corporation Eleven Penn Center, 14th Floor, Philadelphia, PA 19103, (215) 665-3608
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1999
          ------------------------------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)
                                                               Page 1 of 4 Pages

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CUSIP No. 284871-10-0                                          Page 2 of 4 Pages
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1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                       Leon S. Gross S.S. No. ###-##-####
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                  --------------

                                                                  (b)
                                                                  --------------

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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS*  PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
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                            7.     SOLE VOTING POWER
NUMBER OF                           3,351,004
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                            235,000
EACH                        ----------------------------------------------------
REPORTING
PERSON                      9.     SOLE DISPOSITIVE POWER
WITH                                3,211,004
                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   375,000 [140,000 shares are subject to a
                                   Security Agreement and 235,000 are held
                                   jointly as a Co-Trustee of the Rose Gross
                                   Charitable Foundation].
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,586,004
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   25.6% of the issued and outstanding stock
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14.       TYPE OF REPORTING PERSON*
                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 4 Pages
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                         AMENDMENT NO. 9 TO SCHEDULE 13D

     This Amendment No. 9 to the Schedule 13D dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to
Schedule 13D dated October 11, 1996, the Fourth Amendment to Schedule 13D dated December 27, 1996, the Fifth Amendment to Schedule 13D dated May 12, 1997, the Sixth Amendment to Schedule D dated December 3, 1997, the Seventh Amendment to
Schedule 13D dated September 28, 1998 and the Eighth Amendment to Schedule 13D dated October 14, 1999 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.

Item 5. Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 3,586,004 Shares, or 25.6% of the Common Stock outstanding. Of the 3,586,004 Shares beneficially owned by him, Mr. Gross has the sole power to vote 3,351,004 Shares. The remaining 235,000 Shares are held jointly by Mr. Gross and Lawrence M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for (i) rights as to disposition for a total of 140,000 Shares granted to Madison Bank under a Security Agreement and (ii) the 235,000 Shares owned by the Foundation. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13Dd is hereby amended by replacing it with the following paragraph:

     (a) As of October 28, 1999, Mr. Gross has pledged a total of 140,000 Shares owned by him to Madison Bank as security for a loan by Madison Bank to Mr. Gross pursuant to a Security Agreement between Madison Bank and Mr. Gross dated September 27, 1999.

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                                                               Page 4 of 4 Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 8, 1999
----------------------------------
Date


/s/ Leon S. Gross
----------------------------------
Leon S. Gross